SC 13G1
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                         NOVA MEASURING INSTRUMENTS LTD.
  -----------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M7516K 10 3
                               ------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2003
                               -------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

The rule pursuant to which this Schedule is filed:

Rule 13d - 1 (d)
----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No. M7516K 10 3                          13G

--------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS.                 Inventech Investments Co. Ltd.
    S.S. OR I.R.S. IDENTIFICATION               (Not Applicable)
    NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER                               (a) / /
    OF A GROUP*                                                         (b) / /
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION Israel

--------------------------------------------------------------------------------
NUMBER OF SHARES         (5) SOLE VOTING POWER:                  1,165, 221
BENEFICIALLY
OWNED BY                 -------------------------------------------------------
EACH REPORTING           (6) SHARED VOTING POWER                 0
PERSON WITH
                         -------------------------------------------------------
                         (7) SOLE DISPOSITIVE POWER              0

                         -------------------------------------------------------
                         (8) SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:                                                          1,165,221
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           7.7%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*                                   IV

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ITEM 1.
--------------------------------------------------------------------------------
(a)  NAME OF ISSUER: NOVA MEASURING INSTRUMENTS LTD.
--------------------------------------------------------------------------------
(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              WEIZMANN SCIENTIFIC PARK
              P.O.B. 266
              REHOVOT 76100 ISRAEL
--------------------------------------------------------------------------------
ITEM 2.
--------------------------------------------------------------------------------
(a)  NAME OF PERSON FILING: Inventech Investments Co., Ltd.
--------------------------------------------------------------------------------
(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 9 Ehad Ha'am St. / P.O. Box 29076, Tel-Aviv 61290, Israel
--------------------------------------------------------------------------------
(c)  CITIZENSHIP: Israel
--------------------------------------------------------------------------------
(d)  TITLE OF CLASS OF SECURITIES (of the Issuer): Ordinary Shares
--------------------------------------------------------------------------------
(e)  CUSIP NUMBER (of the Ordinary Sharers of the Issuer) : M7516K 10 3
--------------------------------------------------------------------------------
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A :

        (a) / /     Broker or Dealer registered under Section 15 of the Act

        (b) / /     Bank as defined in section 3(a) (6) of the Act

        (c) / /     Insurance Company as defined in section 3(a) (19) of the Act

        (d) / / Investment Company registered under section 8 of the Investment Company Act

        (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act

        (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (1) (ii)
                    (F)

        (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b) (ii) (G) (Note: See Item 7)

        (h) / /     Group, in accordance with Section 240.13d-1(b) (ii) (H)

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ITEM 4. OWNERSHIP
--------------------------------------------------------------------------------
(a) AMOUNT BENEFICIALLY OWNED: Inventech Investments Co. Ltd. directly beneficially owns 1,165,221 Ordinary Shares.
--------------------------------------------------------------------------------
(b) PERCENT OF CLASS: The Issuer has advised the Reporting Person that as of December 31, 2003, there were 15,117,538 outstanding Ordinary Shares of the Issuer. As of December 31, 2003, Inventech Investments Co. Ltd. was the beneficial owner of 1,165,221 Ordinary Shares, or approximately 7.7% of the outstanding Ordinary Shares of the Issuer.
--------------------------------------------------------------------------------
(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i) sole power to vote or to direct the vote: Inventech Investments Co. Ltd. has the power to vote 1,165,221 shares.

     (ii) shared power to vote or to direct the vote: 0 .

     (iii) sole power to dispose or to direct the disposition of: Inventech Investments Co. Ltd. has the power to dispose or to direct the disposition of 1,165,221 shares.

     (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10. CERTIFICATION

            Not applicable.

                               Page 4 of 5 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE February 12, 2004

Inventech Investments Co. Ltd.

        Jacob Luxneburg
        -----------------------------

        By: Mr. Jacob Luxneburg, MD



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